Exhibit 99.1

ChdgAI Commodities Limited

Fiscal 2026 First Half Financial Results

Hong Kong, August 26, 2026 — ChdgAI Commodities Limited ([Trading Market and Symbol: Pending]) (the “Company,” “we,” “our,” “us” or “ChdgAI”), a Hong Kong-based technology-enabled service provider focused on customized software development, integration and decision-support technology services for enterprise customers in the commodities industry, today announced its unaudited financial results for the six months ended March 31, 2026.

First Half Financial Results for Fiscal 2026 Compared to First Half Financial Results for Fiscal 2025

●	Revenues were $194,649 for the six months ended March 31, 2026, representing an increase of 117.1% from $89,670 for the six months ended March 31, 2025;

●	Gross profit was $165,073 for the six months ended March 31, 2026, representing 84.8% of revenues, compared with gross profit of $74,346, representing 82.9% of revenues, for the six months ended March 31, 2025;

●	Income from operations was $22,073 for the six months ended March 31, 2026, compared with a loss from operations of $989 for the six months ended March 31, 2025;

●	Net income was $14,271 for the six months ended March 31, 2026, compared with a net loss of $1,313 for the six months ended March 31, 2025;

●	Basic and diluted earnings per share (“EPS”) were $0.00 for the six months ended March 31, 2026, compared with basic and diluted loss per share of $0.00 for the six months ended March 31, 2025, in each case as rounded to the nearest cent; and

●	Cash and cash equivalents were $4,978 as of March 31, 2026, compared with nil as of September 30, 2025. The Company had positive working capital of $24,218 as of March 31, 2026.

“We are pleased to report substantial revenue growth and a return to profitability for the six months ended March 31, 2026,” stated Mr. Haichun Yang, Chief Executive Officer of ChdgAI. “Our revenues increased by 117.1% compared with the corresponding period in 2025, while our gross margin improved to 84.8%. These results reflect increased demand for our customized software solutions and our continued ability to deliver technology services tailored to the needs of enterprise customers in the commodities industry.”

“During the period, we continued to invest in our technology capabilities. We acquired $79,947 of intangible assets, primarily comprising software, and our net intangible assets increased to $412,019 as of March 31, 2026 from $368,951 as of September 30, 2025. We believe these investments will support the continued development of our technology platform and enhance our ability to address evolving customer requirements.”

“Although our operating performance improved during the period, we remain mindful of our limited operating scale, customer concentration and working-capital requirements. We will continue to focus on expanding and diversifying our customer base, strengthening cash-flow management and investing prudently in our technology and service capabilities with the objective of creating sustainable long-term value for our shareholders,” Mr. Yang concluded.

The following discussion should be read together with the unaudited interim condensed consolidated financial statements and related notes furnished as Exhibit 99.2 to this Report on Form 6-K. Amounts are stated in U.S. dollars unless otherwise indicated.

Results of Operations

			Changes
	2026	2025	Amount	%
	US$	US$	US$
Revenues	194,649	89,670	104,979	117.1
Cost of revenues	(29,576)	(15,324)	(14,252)	93.0
Gross Profit	165,073	74,346	90,727	122.0

Operating expenses:
Amortization	(36,879)	(36,879)	-	0.0
General and administrative	(106,121)	(38,456)	(67,665)	176.0
Research and development	-	-	-	-
Total operating expenses	(143,000)	(75,335)	(67,665)	89.8

Income (Loss) from operations	22,073	(989)	23,062	(2,331.9)

Other income (loss), net	10	(324)	334	(103.1)

Income before taxes	22,083	(1,313)	23,396	(1,781.9)
Income taxes	(7,812)	-	(7,812)	-
Net income (loss)	14,271	(1,313)	15,584	(1,186.9)

Other Comprehensive Income
Foreign currency translation adjustment	-	-	-	-
Total Comprehensive Income (Loss)	14,271	(1,313)	15,584	(1,186.9)

Earnings per share attributable to ordinary shareholders basic and diluted	0.00	(0.00)
Weighted average number of ordinary shares used in computing earnings per share basic and diluted*	7,623,626	7,500,000

* Giving retroactive effect to the issuance of ordinary shares as detailed in the unaudited interim condensed consolidated financial statements.

Revenues

(i) Revenue by sales category

	Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Customized software development and technical services	194,649	100%	89,670	100%	104,979	117.1%
Total	194,649	100%	89,670	100%	104,979	117.1%

The Company generated revenue of $194,649 for the six months ended March 31, 2026, representing an increase of $104,979, or 117.1%, from $89,670 for the six months ended March 31, 2025. All revenue was derived from customized software development and technical services. The increase was primarily attributable to an increase in the number of new customers and related projects delivered during the period.

Revenue remained concentrated among a limited number of customers. For the six months ended March 31, 2025, the Company generated all of its revenue from one customer, for the six months ended March 31, 2026, four customers accounted for all of the Company’s revenue: Customer G ($102,496, or 52.7% of total revenue), Customer H ($49,967, or 25.7%), Customer F ($30,000, or 15.4%) and Customer J ($12,186, or 6.3%). Revenue for the six months ended March 31, 2026 was generated both in Mainland China and Hong Kong, whereas all revenue for the six months ended March 31, 2025 was generated solely in Hong Kong.

Cost of Revenues

	Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Labor expenses	29,576	100%	15,324	100%	14,252	93.0%
Total	29,576	100%	15,324	100%	14,252	93.0%

The Company recorded cost of revenues of $29,576 for the six months ended March 31, 2026, compared to $15,324 for the six months ended March 31, 2025, representing an increase of $14,252, or 93.0%. Cost of revenues consists primarily of allocated labor costs, including compensation and related personnel costs for technical staff involved in project delivery, and the increase is consistent with the higher volume of projects delivered during the period.

Gross Profit

	Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Customized software development and technical services	165,073	84.8%	74,346	82.9%	90,727	122.0%
Total	165,073	84.8%	74,346	82.9%	90,727	122.0%

Gross profit increased to $165,073 for the six months ended March 31, 2026, compared with $74,346 for the six months ended March 31, 2025, representing an increase of $90,727, or 122.0%. The gross profit margin improved to 84.8% for the six months ended March 31, 2026 from 82.9% for the six months ended March 31, 2025, driven by improved operational efficiency in service delivery.

Operating Expenses

	Six Months Ended March 31,
	2026	2025	Variance
	Amount	Amount	Amount	%
	(US$)	(US$)	(US$)
Amortization	36,879	36,879	-	-%
General and administrative	106,121	38,456	67,665	176.0%
Total	143,000	75,335	67,665	89.8%

Total operating expenses increased to $143,000 for the six months ended March 31, 2026, compared to $75,335 for the six months ended March 31, 2025, representing an increase of $67,665, or 89.8%.

Amortization Expenses

Amortization expense was $36,879 for each of the six months ended March 31, 2026 and 2025, reflecting the stable carrying amount of the Company’s intangible asset base during the comparative periods.

General and Administrative Expenses

General and administrative expenses increased to $106,121 for the six months ended March 31, 2026 from $38,456 for the six months ended March 31, 2025, representing an increase of $67,665, or 176.0%. The increase was primarily attributable to professional fees and administrative costs incurred in connection with the corporate reorganization completed in January 2026 and the Company’s proposed quotation on the OTCQB market, as well as a provision for doubtful accounts of $1,927 recorded during the period.

Income (Loss) from Operations

As a result of the foregoing, income from operations was $22,073 for the six months ended March 31, 2026, compared to a loss from operations of $989 for the six months ended March 31, 2025. Operating margin was 11.3% for the six months ended March 31, 2026.

Other Income and Expenses

Net other income was $10 for the six months ended March 31, 2026, compared to net other expenses of $324 for the six months ended March 31, 2025. These amounts consist mainly of exchange gains and losses and are immaterial.

Income Tax Expense

Income tax expense was $7,812 for the six months ended March 31, 2026, compared to nil for the six months ended March 31, 2025. The provision represents Hong Kong profits tax of the Company’s Hong Kong operating subsidiary, which is subject to the two-tiered profits tax rates regime under which the first HK$2 million of assessable profits is taxed at 8.25%. The effective tax rate on consolidated pre-tax income was approximately 35.4% for the period, principally because expenses incurred at the Cayman Islands holding company level are not deductible for Hong Kong profits tax purposes.

Net Income (Loss)

As a result of the foregoing, net income was $14,271 for the six months ended March 31, 2026, compared to a net loss of $1,313 for the six months ended March 31, 2025. Net profit margin was 7.3% for the six months ended March 31, 2026.

Earnings (Loss) per Share

Basic and diluted earnings per share were $0.00 for the six months ended March 31, 2026, and basic and diluted loss per share were $(0.00) for the six months ended March 31, 2025, computed using weighted average ordinary shares of 7,623,626 and 7,500,000, respectively. The 7,500,000 ordinary shares issued in connection with the Reorganization, a transaction between entities under common control, are reflected retrospectively for all periods presented; the 2,500,000 Class A ordinary shares issued on March 23, 2026 (1,500,000 shares upon conversion of the convertible notes and 1,000,000 shares upon the private subscription) are included in the weighted average from their issuance date.

Liquidity and Capital Resources

As of March 31, 2026, the Company had cash and cash equivalents of $4,978, current assets of $224,046 and current liabilities of $199,828, resulting in positive working capital of $24,218. Current liabilities included $172,508 due to related parties and $27,320 of tax payable. Amounts due to related parties are non-interest-bearing and do not have fixed repayment terms.

Management considered the Company’s positive working capital, net income of $14,271 for the six months ended March 31, 2026, cash used in operating activities of $95,926, available financing and related-party support, and the Company’s ability to meet its obligations within one year after the financial statements are issued. Based on this evaluation, management concluded that the conditions and events considered in the aggregate do not raise substantial doubt about the Company’s ability to continue as a going concern.

Cash Flows

	Six Months Ended March 31,
	2026	2025
Net cash (used in) provided by operating activities	$(95,926)	$35,566
Net cash used in investing activities	(79,947)	(265,639)
Net cash provided by financing activities	180,851	230,073
Effect of exchange rate changes on cash and cash equivalents	-	-
Net increase in cash and cash equivalents	4,978	-
Cash and cash equivalents at the beginning of the period	-	-
Cash and cash equivalents at the end of the period	$4,978	$-

Cash Flows from Operating Activities

For the six months ended March 31, 2026, our net cash used in operating activities was $95,926, which primarily reflected our net income of $14,271, adjusted for non-cash amortization of intangible assets of $36,879 and a provision for doubtful accounts of $1,927, offset by an increase in accounts receivable of $156,815, reflecting the growth in our revenue and the timing of customer payments during the period, and an increase in tax payable of $7,812. For the six months ended March 31, 2025, our net cash provided by operating activities was $35,566.

Cash Flows from Investing Activities

For the six months ended March 31, 2026, net cash used in investing activities was $79,947, attributable to purchases of intangible assets, which mainly consisted of software, compared to $265,639 for the six months ended March 31, 2025.

Cash Flows from Financing Activities

For the six months ended March 31, 2026, net cash provided by financing activities was $180,851, consisting of proceeds from the issuance of ordinary shares of $249,933 (comprising additional paid-in capital of $249,683 and par value of $250), partially offset by repayments to related parties of $15,908 and the settlement of reorganization consideration of $53,174. For the six months ended March 31, 2025, net cash provided by financing activities was $230,073, consisting of proceeds from related parties, which provided working capital support during a period of rapid growth.

As a result of the foregoing, cash and cash equivalents increased by $4,978 during the six months ended March 31, 2026, from nil as of September 30, 2025 to $4,978 as of March 31, 2026.

Technology Investment

During the six months ended March 31, 2026, the Company purchased $79,947 of intangible assets. These additions are amortized on a straight-line basis over an estimated useful life of five years. Net intangible assets increased to $412,019 as of March 31, 2026 from $368,951 as of September 30, 2025. The Company’s capitalized software development costs are amortized on a straight-line basis over estimated useful lives of ten years and five years for different software components.

Customer Concentration

The Company’s revenues remain highly concentrated. For the six months ended March 31, 2026, 100% of revenues were derived from four customers, with the largest customer accounting for approximately 52.7% of total revenues. For the six months ended March 31, 2025, 100% of revenues were derived from a single customer. The loss of a significant customer or a reduction in demand could materially and adversely affect the Company’s business, results of operations and cash flows.

Contractual Obligations and Commitments

The Company did not have significant long-term contractual commitments, long-term obligations or guarantees as of March 31, 2026. Its primary current obligations consisted of $172,508 due to related parties, which do not have a fixed repayment schedule and are repayable based on the Company’s financial condition and liquidity, and $27,320 of tax payable. The Company enters into customer service agreements containing performance obligations related to software development and delivery. These agreements typically have terms ranging from several months to more than one year, depending on project complexity, and revenue is recognized upon delivery and acceptance of each distinct software module or component.

Trend Information

Other than as disclosed in this Report on Form 6-K and its exhibits, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period subsequent to March 31, 2026 that are reasonably likely to have a material adverse effect on its net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not to be necessarily indicative of future operating results or financial condition. Although the Company has begun to experience repeat engagements from certain customers, those engagements are not yet contractually committed or predictable, and there can be no assurance that they will continue.

Forward-Looking Statements

This exhibit contains forward-looking statements that involve risks and uncertainties. Words such as “believe,” “expect,” “intend,” “plan,” “anticipate,” “may,” “will,” “could,” “should” and similar expressions identify forward-looking statements. Actual results may differ materially from those expressed or implied by such statements due to risks and uncertainties, including customer concentration, the Company’s limited operating history, liquidity needs, competition, technology development and regulatory changes. The Company undertakes no obligation to update forward-looking statements except as required by applicable law.